September 25, 2006
VIA EDGAR
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Morgan Youngwood
Re:	Brocade Communications Systems, Inc. Form 10-K for the fiscal year ended October 29, 2005 Forms 8-K filed May 18, 2006 and August 17, 2006 File No. 000-25601
Ladies and Gentlemen:
     This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated September 15, 2006 (the “Letter”) regarding the Form 10-K for the fiscal year ended October 29, 2005 filed January 19, 2006 and Forms 8-K filed on May 18, 2006 and August 17, 2006 of Brocade Communications Systems, Inc. For ease of reference, we have repeated below each of the Staff’s comments in the Letter in italic type.
Form 10-K filed on January 19, 2006
Consolidated Statements of Operations, page 46
     1. The net revenues and cost of revenues are presented in the consolidated statements of operating product and services. Please explain why your presentation does not present the product and service components of net revenue and cost of revenue on a disaggregated basis in accordance with Rule 5-03(b) of Regulation S-X.
     2. When presenting disaggregated product and service revenues in your Consolidated Statements of Operations the presentation should be consistent with GAAP. In this regard, for your multiple-element software arrangements accounted for under SOP 97-2 you would be “limited to the use of VSOE” of fair value as determined by the appropriate GAAP, for purposes of allocating arrangement consideration among deliverables in your Consolidated Statements of Operations. This may require your presentation to include separate revenue, and related cost of revenue, line items for bundled arrangements that are not separable, because of the absence of VSOE for any undelivered PCS element. You should also include a footnote description to inform investors of the nature of the additional line item.
     We note the Staff’s comments. Rule 5-03(b) of Regulation S-X indicates that if income is derived from more than one of the classes described therein, each class that is not more than 10 percent of the sum of the items may be combined with another class. If these items are combined, related costs should be combined in the same manner. We supplementally advise the Staff that in all periods presented, net revenues from services (including those related to PCS elements in multiple element arrangements) was less than 10 percent of total net revenues. Accordingly, net revenues and costs of revenues for services was not disaggregated from net revenues and cost of revenues for products.
     We will continue to monitor the percentage of net revenues derived from services and when such revenues exceed 10 percent of total net revenues we will present net revenues and cost of revenues on a disaggregated basis in accordance with Rule 5-03(b) of Regulation S-X. In addition, when we are required to disaggregate net revenues and cost of revenues for services and products we will include in our presentation separate revenues and related cost of revenues for bundled arrangements that are not separable because of the absence of VSOE for any undelivered PCS element, with related disclosures, if applicable. However, we currently do not have any bundled arrangements that are not separable due to the absence of VSOE for any undelivered PCS element.
Note 2. Summary of Significant Accounting Policies
Investments and Equity Securities-page 50
     3.     We note from the disclosures that you have revised the October 30, 2004 balance sheet to reclassify $35.2 million of auction rate securities from cash and cash equivalents to short term investments. Revise your disclosures to also discuss the impact on the consolidated statements of cash flows, cash flows from investing activities and MD&A as applicable.
     4.     Confirm to us that the reclassification is reflected on the balance sheet and statements of cash flows for all periods presented. Explain how management assessed the need to provide disclosures related to this reclassification under Item 307 of Regulation S-K disclosure controls and procedures and Item 308(c) of Regulation S-K changes in internal controls over financial reporting.
     5.     Tell us how you determined the current/non-current balance sheet classification of the securities under paragraph 17 of SFAS 115 and Chap. 3A of ARB No. 43. Tell us how you considered footnote disclosures to explain the basis for the current/non-current classification as well as the reason why reclassification was made to comply with SFAS 95.
     We supplementally advise the Staff that we have classified investments as current or non-current in accordance with paragraph 17 of SFAS 115 and paragraph 5 of Chap. 3A of ARB No. 43. Accordingly, a one-year time period is to be used as a basis for the segregation of current assets and non-current assets since we have several operating cycles occurring within a year. In application of the one-year time period we classify all debt securities with remaining maturities of less than one year and all equity securities and auction rate securities as current provided there are no restrictions on our ability to liquidate such securities. We will in future filings clarify our disclosures to explicitly include this statement.
     Reclassification of auction rate securities from cash and cash equivalents to short term investments was made to the October 30, 2004 balance sheet to conform to the presentation of the October 29, 2005 balance sheet. The reason for the reclassification related to the distinction between the time period until the next auction date when the auction rate notes are re-priced (which was always less than 90 days) and the underlying original maturity period of the auction rate securities (which was greater than 90 days). We believe the need for the reclassification stemmed from a reconsideration of the interpretation of SFAS 95 by the accounting profession rather than a deficiency in internal control design or operation. As such, no material changes were made to our internal controls.
     The reclassification of auction rate securities from cash and cash equivalents to short term investments has not been reflected in the statements of cash flows for the fiscal years ended October 30, 2004 and October 25, 2003.
     We note the Staff’s comments, and we will, in future filings, ensure that auction rate securities are consistently classified as short term investments in accordance with SFAS 95 and that the effects of this classification is reflected throughout the filing.

Revenue Recognition-page 53
     6.     Describe for us the accounting revenue recognition principles and methods of applying them for each of your product and service offerings disclosed under Item 1 Business, on pages 3 to 5. For example, we note from your disclosures on page 5 of the filing that you offer a range of professional services to facilitate customer projects, to assist customers in the design, implementation, and operation of their SAN. Describe the nature of these services. Tell us how you recognize revenue for each of these services, the related authoritative guidance and whether you have entered into any fixed price contracts for these services. Please tell us how your revenue policy disclosures appropriately address the nature of and accounting policy for deferred revenue associated with product sales and/or services.
     7.     For your multiple-element arrangements you have disclosed that software products are essential to the functionality of your hardware products and so are accounted for under SOP 97-2. For products or services not sold within multiple-element arrangements tell us why they are not software related and accounted for pursuant to SOP 97-2 and EITF Issue 03-05.
     8.     You disclose within your multiple-element arrangement footnote that you apply the residual method of paragraph 12 of SOP 97-2 “if VSOE is not available.” Since application of the residual method requires VSOE for undelivered elements please explain how you can apply the residual method in absence of VSOE.
     We supplementally advise the Staff that substantially all of our revenues have come from sales of our Storage Networking Switches, SAN Management Operating System, Intelligent Fabric Application Platforms and Tapestry Application Infrastructure Solutions. These products are all multiple element product offerings that include computer hardware and/or software products and support services. We account for all software and related support in accordance with SOP 97-2. In addition, we have concluded that our software products are essential to the functionality of our hardware products and, in accordance with EITF 03-05, our hardware products are considered to be software-related and therefore fall within the scope of SOP 97-2. Accounting for these multiple element arrangements is described in our significant accounting policies.
     Brocade service revenue has primarily been from extended or supplemental customer support. Revenue from professional services, which includes fixed price contracts, has been insignificant (less than $500,000 during the fiscal year 2005). As described in our significant accounting policies, service revenue is deferred and recognized ratably over the contractual period.
     Deferred revenue consists of (a) product revenue where either the OEM qualification period is not complete or (b) product sold to a master reseller where the product has not been sold by the master reseller or (c) service revenue (including revenue allocated to PCS elements) that is deferred and recognized ratably over the contractual period. These elements of deferred revenue are set forth in disclosures regarding revenue recognition in our summary of significant accounting policies.
     We allocate revenue to each element in a multiple element arrangement based upon vendor-specific objective evidence (VSOE) of the fair value of the element or, if VSOE is not available, we apply the residual method. Inherent in application of the residual method is the availability of VSOE of fair value for the undelivered elements. Accordingly, the residual method is only used to allocate revenue to delivered elements (where VSOE is not available) when VSOE is available for the undelivered elements. We note the Staff’s comment, and we will, in future filings, clarify the disclosure as follows “We allocate revenue to each element in a multiple element arrangement based upon vendor-specific objective evidence (VSOE) of the fair value of the element or, if VSOE is not available for delivered element, we apply the residual method. In the application of the residual method, we allocate revenue to the undelivered elements based on VSOE for those elements and allocate the residual revenue to the delivered elements.”

Stock Based Compensation-page 54
     9.     Tell us what consideration you gave to providing amended paragraph 45 of SFAS 123 disclosures for the financial statement periods affected by the restatement but which you did not file amendments.
     We supplementally advise the Staff that the effects of our restatement, including the impact on the unaudited selected consolidated financial data for fiscal years 2001 and 2000 which were revised to reflect the adjustments related to the restatement, are described in Item 6 in our Form 10-K for the Fiscal Year Ended October 30, 2004. The adjustments described therein fully disclose the impact of stock based compensation. Pro forma disclosures under paragraph 45 of SFAS 123 were not presented for fiscal years 2001 or 2000 as the income statements presented in the financial statements and the related notes in our Form 10-K for the Fiscal Year Ended October 29, 2005 did not include those years.
Note 5. Lease Termination Charge and Other, net-page 60
     10. We note from the disclosure that you recorded a $76.8 million lease termination fee in connection with the building purchase at your San Jose, California headquarters. We further note that this entire amount was expensed during the fiscal year ended October 30, 2004. Tell us how you considered any future economic benefit associated with the fee to the Company and whether the lease termination fee should be capitalized and allocated over future periods. Cite the authoritative literature you relied upon in your determination to immediately expense the lease termination fee. Tell us what other accounting literature you considered in accounting for the fee.
     We supplementally advise the Staff that in determining the appropriate accounting for the purchase of this building and related lease termination we relied on the accounting principles set forth in EITF 95-17 and considered the guidance in FIN 26. We considered the future economic benefit to the Company as a result of this transaction and concluded that it could not exceed the fair market value of the acquired land and building. Accordingly, we recorded an asset equal to the fair value of these assets and recorded the difference between the total purchase price and this fair value as a lease termination fee. Determination that the excess purchase price was in substance a lease termination fee was based on consideration of the factors set forth in EITF 95-17 and the lease termination fee was recognized as expense in the period the lease was terminated.
Item 9A. Controls and Procedures-page 77
     11. We note your disclosure that a control system, no matter how well conceived, “can provide only reasonable, not absolute, assurance that the objectives of the control system will be met.” Please confirm, if true, the conclusions of management that the disclosure controls and procedures are effective at the “reasonable assurance” level. Refer to SEC release No. 33-8238.
     The Company hereby confirms that the conclusions of management regarding the disclosure controls and procedures are effective at the “reasonable assurance” level.
Forms 8-K filed on May 18, 2006 and August 17, 2006
     12. We believe the non-GAAP statements of operations appearing in your Forms 8-K filed May 18, 2006 and August 17, 2006 may create the unwarranted impression to investors that the non-GAAP statements of operations have been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.” Please remove these presentations, or explain to us in reasonable detail why retention of these tables is justified in light of our concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.)provided that each one complies with Item 10 of Regulation S-K and Question 8 of the Division of Corporate Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures. Refer also to SAB Topic 14G.
     The Company hereby respectfully advises the Staff that the Company believes the tables set forth in the Forms 8-Ks filed on May 18, 2006 and August 17, 2006 provide only the required reconciliations between GAAP and non-GAAP measures and do not result in the presentation of a non-GAAP statement of operations. The Company does however present individual non-GAAP measures, for example non-GAAP net income, and provides the appropriate reconciliation and required disclosure for the individual non-GAAP measures. The applicable reconciliations and required related disclosures are attached to each of the referenced Form 8-Ks. The Company believes that its use of non-GAAP measures and its related reconciliations comply with SEC Release 33-8176, Item 10 of Regulation S-K and Question 8 of the Division Corporate Finance’s FAQ Regarding Use of Non-GAAP Financial Measures. Please also note that the Company received comments from the staff of the SEC regarding the Company’s use of non-GAAP measures on March 11, 2004. In the course of responding to the SEC comments on March 22, 2004, the Company agreed to eliminate the use of non-GAAP statements of operations.
     As requested in the Letter, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceedings initiated by the commission or any person under the federal securities laws of the United States.
     Should the Staff have any additional questions, comments or require any additional information regarding the foregoing, please do not hesitate to contact the undersigned at (408) 333-8149.

Sincerely, Brocade Communications Systems, Inc.
By:	/s/ Richard Deranleau
Richard Deranleau
Vice President of Finance and Chief Financial Officer